UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

Publicly-Held Company

EXCERPT OF ITEM (1) FROM THE MINUTES OF THE 82ND MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 6, 2015

In my role as secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (1) of the Agenda of the Minutes of the 82nd Meeting of the Board of Directors of Oi S.A., held on May 6, 2015, at 3:00 p.m., at Praia de Botafogo, No. 300, 11th floor, suite 1101, Botafogo, in the City and State of Rio de Janeiro, reads as follows:

“As related to item (1) of the agenda, Mr Nuno Cadima presented the Company’s financial results for the first quarter of 2015. He highlighted the pertinent relevant information, answered questions posed by the directors, and announced that the information will be made public on May 7, 2015. After the presentation, the directors discussed the issues as related to the Company’s performance, during a closed session.”

The majority of the members of the Board of Directors were present and attached hereto are the signatures of the following: José Mauro Mettrau Carneiro da Cunha; Rafael Cardoso Cordeiro; Sergio Franklin Quintella; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Carlos Augusto Borges; Armando Galhardo Nunes Guerra Junior; Fernando Marques dos Santos; Alexandre Jereissati Legey; Renato Torres de Faria; Shakhaf Wine; Rafael Luis Mora Funes, Carlos Jereissati and Henrique Jäger.

Rio de Janeiro, May 6, 2015.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer